UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 8)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 8 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. The Statement relates to the tender offer by H. Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding Shares at a price of $13.00 net per share (subject to applicable withholding taxes), without interest.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation

Item 4 of the Statement under the section “Background of the Offer; Reasons for Recommendation—Background” is hereby amended and supplemented by adding the following text to the end of such section on page 18 of the Statement:

In connection with its strategic alternative review process, on June 14, 2012, HGS sent a letter to GSK once again inviting GSK to participate in the ongoing process on the same terms previously established and to provide, by no later than July 16, 2012, its final bid terms, including a response to a draft agreement which will be provided to all interested bidders. The full text of the letter from HGS to GSK is set forth below.

June 14, 2012

Mr. David S. Redfern

Chief Strategy Officer

GlaxoSmithKline

980 Great West Road

Brentford, Middlesex

TW89GS UK

Dear Mr. Redfern,

In connection with the previously announced and ongoing strategic alternative review process for Human Genome Sciences, Inc. (“HGS” or the “Company”), on behalf of HGS, Goldman, Sachs & Co. (“Goldman Sachs”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) wish to inform you that the Company has established a calendar and bidding procedures for the final phase of the process and invite you to submit a written, binding fully financed definitive proposal (the “Proposal”) for the acquisition of 100% of the issued and outstanding shares of common stock of the Company.

To enable HGS to evaluate all Proposals on a comparable basis, each Proposal should comply with the terms and conditions outlined in this letter. Representatives of Goldman Sachs and Credit Suisse will be available to consult with you prior to the submission of your Proposal to clarify information and procedures. Prospective purchasers will each receive a proposed form of a definitive agreement and plan of merger specifying the terms upon which HGS intends to enter into a transaction. The Company requests that a mark-up of the agreement and plan of merger be provided by no later than July 9, 2012 at 12:00 noon EDT. The Proposal should be sent in writing no later than July 16, 2012 at 12:00 noon EDT and must contain, at a minimum, the following information:

Submission of Proposal

1.	Purchase Price and Consideration

Your Proposal should specify the exact amount, expressed in U.S. dollars, that you are offering per share to acquire 100% of the fully diluted common stock of the Company. The Proposal also should specify the form of consideration, including any form of contingent consideration which may be tied to future events. Please note HGS’ principal objective is to maximize shareholder value, that the Company has a preference for cash consideration and that the Company’s Board of Directors has previously rejected $13 per share as inadequate.

2.	Financing

Your Proposal should specify the sources and uses of funds that you contemplate in order to complete a Transaction. If prospective financing is being obtained from third-party sources, you must (a) specify details of such financing, including preliminary term sheets and points of contact for each financing source, and (b) indicate the process and timing required to secure such financing, as well as any material conditions related to such financing and the present status of any discussions.

3.	Conditions and Authority

Your Proposal should include a statement as to any material external conditions or approvals (legal, regulatory, or otherwise) that are required to complete a Transaction. Your Proposal should also specify any internal approvals that have been obtained prior to submitting the Proposal, as well as any additional internal approvals that will be required prior to executing a definitive agreement or closing the Transaction. Please specify the timeframe necessary for meeting all conditions and obtaining all approvals.

Goldman Sachs and Credit Suisse, on behalf of the Company, will review all submissions and will consider such factors as the proposed purchase price, the party’s financial capability and ability to consummate a transaction in a manner that best satisfies HGS and its shareholders’ objectives and such other factors as are deemed relevant. It is the Company’s current intention to evaluate all Proposals promptly upon receipt and, if it determines to do so in its sole discretion, quickly execute a definitive agreement for a transaction.

Other Information

The Company reserves the right to enter into negotiations with any interested party or parties at any time or to otherwise modify or terminate this process at any time. Neither the Company nor Goldman Sachs and Credit Suisse will be obligated to state any reason for declining consideration, at any time, of any party. The Company is free to conduct a process for any transaction as it, in its sole discretion, shall determine (including changing or terminating any such process, providing any information to any other person, negotiating with any other person or entering into a definitive agreement with any other person with respect to any transaction, in each case, at any time and without notice to you or any other person) and is free in its sole discretion to at any time accept or reject any proposal relating to HGS for any reason or no reason without notice to you or any other person.

Each party must bear all costs of its own investigation and evaluation of the Company, including the fees and disbursements of counsel, consultants and advisors.

You should make an independent assessment of the merits of pursuing a transaction. No information nor any statement of the Company, Goldman Sachs or Credit Suisse shall constitute a representation or warranty of any party; only those representations or warranties set forth in a definitive agreement executed and delivered by the Company shall have any effect. This letter does not constitute an offer to sell the Company. An offer to acquire the Company will be deemed accepted by the Company only when a definitive acquisition agreement has been executed and delivered by the parties thereto.

Prospective purchasers should not contact employees, partners or customers of HGS. Goldman Sachs and Credit Suisse remain the sole points of contact and are available to discuss matters relating to these procedures or to respond to your supplementary information requests. Please direct all inquiries to Lorence Kim of Goldman Sachs at (212) 902-5898, Peter van der Goes of Goldman Sachs at (212) 902-1943, Charlie Newton of Credit Suisse at (415) 249-2003 or Vincent Lozada of Credit Suisse at (415) 249-2040.

Again, thank you for your interest in Human Genome Sciences.

Sincerely,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

There can be no assurance that the timing of the process will not change or that the process being conducted will result in any transaction. The Company does not intend to comment further on the process unless and until an agreement in principle or definitive agreement is signed, except as otherwise required by law.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(19)	Press Release issued by the Company on June 15, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:		/s/ James H. Davis
	Name:	James H. Davis
	Title:	Executive Vice President, General Counsel and Secretary

Dated: June 15, 2012